SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Name of Issuer)

Ordinary Shares, NIS .01 nominal value

(Title of Class of Securities)

M22465 10 4

(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of   5 pages

CUSIP No. M22465 10 4	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Gil Shwed I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,763,434 ordinary shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,763,434 ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,763,434 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.1%
12	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:

Check Point Software Technologies Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5 Ha’solelim Street Tel Aviv, Israel

Item 2(a).	Name of Person Filing:

Gil Shwed (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office:

5 Ha’solelim Street Tel Aviv, Israel

Item 2(c).	Citizenship:

Israel

Item 2(d).	Title of Class of Securities:

Ordinary shares, NIS .01 nominal value

Item 2(e).	CUSIP Number:

M22465 10 4

Item 3.	Not applicable.

Item 4.	Ownership

Set forth below is information with respect to the Reporting Person’s ownership of ordinary shares as of December 31, 2009:

(a)	Amount Beneficially Owned:

32,763,434 ordinary shares

The number of ordinary shares set forth above includes 7,799,875 ordinary shares that the Reporting Person has the right to acquire pursuant to stock options that are exercisable within 60 days after December 31, 2009. As of December 31, 2009, the Issuer had 209,099,392 ordinary shares outstanding.

(b)	Percent of Class:

15.1%

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

32,763,434 ordinary shares

(ii)	Shared power to vote or to direct the vote:

-0-

(iii)	Sole power to dispose or to direct the disposition of

32,763,434 ordinary shares

(iv)	Shared power to dispose or to direct the disposition of

-0-

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reportedon By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2010 /s/ Gil Shwed —————————————— Gil Shwed